UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

_______________________________________________

AMERICAN TELSTAR, INC.
(Name of Registrant as Specified in its Charter)

Nevada	000-52387	84-1052279
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Fengshou Road West Jiefang District Jiaozuo City, PRC 454000
(Address of principal executive office)

011-86-0391-3582676
(Registrant’s telephone number)

Darren L. Ofsink, Esq.
900 Third Avenue, 5th Floor
New York, New York 10022
Tel. (212) 371-8008
Fax (212) 688-7273
 (Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

American Telstar, Inc.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the
Majority of the Board of Directors

February 28, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.0001 per share (the “Common Stock”), of American Telstar, Inc., a Nevada corporation (“Telstar”, “we”, “our” or the “Company”) at the close of business on February 28, 2011 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Telstar’s Board of Directors (the “Board”) other than by a meeting of shareholders.  This Information Statement is being mailed to the shareholders on or about March __, 2011.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On February 11, 2011, Ms. Lisa Guise (the “Seller”) and China Agricorp, Inc., a Nevada corporation (“Agricorp”) entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Seller sold to Agricorp an aggregate of 7,016 shares of the Company’s Common Stock (the “Shares”), for an aggregate purchase price of $175,000.

Under the Purchase Agreement, the Seller agreed to indemnify and hold Agricorp and the Company harmless from the breach by the Seller of any representations made by the Seller in the Purchase Agreement and certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the Shares (the “Closing”).

At the Closing all of the then existing officers of the Company resigned effective upon the Closing and Lisa Guise, the sole director of the Company as of the Closing, resigned as a director of the Company effective eleven days after a definitive Information Statement prepared in accordance with Securities and Exchange Commission (“SEC”) Rule 14f-1 is disseminated to the shareholders of the Company. (This is the Information Statement referred to in the preceding sentence and therefore, Lisa Guise’s resignation as a director of the Company will take place eleven days after the mailing of this Information Statement to shareholders of the Company.) At the Closing, Mr. Hexi Feng was elected as a director and Chief Executive Officer of the Company.

Immediately after the consummation of the Purchase Agreement, on February 11, 2011, Telstar entered into and consummated a Share Exchange Agreement (the “Share Exchange Agreement”) with Agricorp and the stockholders of Agricorp (the “Agricorp Stockholders”). Pursuant to the Share Exchange Agreement, 335 Agricorp Stockholders transferred 100% of the outstanding shares of common stock of Agricorp held by them, in exchange for an aggregate of 9,001,903 newly issued shares of the Company’s Common Stock. The shares of our Common Stock acquired by the Agricorp Stockholders in such transactions constitute approximately 99.97% of our issued and outstanding Common Stock on a fully-diluted basis giving effect to the share exchange.

 As a result of these transactions, control of the Company passed to the former Agricorp Stockholders (the “Change of Control”).

On the eleventh day after this  Information  Statement  has been filed and distributed to shareholders, Mr. Hexi Feng, who will be at such time the sole director of the Company, intends to appoint the other individuals name herein under “Directors and Officers After the Change in Control” as directors of the Company.

As of February 11, 2011, the Company had 9,004,593 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.  Each share of Common Stock is entitled to one vote.  Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company’s shareholders.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position
Lisa Guise	42	President and Chief Executive Officer until February 11, 2011 and Director since May 26, 2010

Hexi Feng	48	President, Chief Executive Officer and Director since February 11, 2011

Lisa  Guise  is  a  director  of  the  Company. Ms. Guise graduated from Syracuse University.  Ms. Guise received her Bachelor's of Science degree in speech communications  in 1991. Over the past few years Ms. Guise has been an independent business consultant. Her experience includes working with management of privately-held companies to  maximize productivity as well as general corporate matters. Ms. Guise has experience in various industries, including fitness and transportation.

Hexi Feng, became President, Chief Executive Officer and a director of Telstar on February 11, 2011. Mr. Feng has been the Chairman of the Board of Yida since 2003. Mr. Feng is responsible for the formulation and deployment of the overall company strategy.  He has an undergraduate degree and over 16 years of related business experience and served in the People’s Republic of China (“PRC”) army as the monitor of the radio headquarters.  In 1984, he was appointed as the Deputy Secretary of the Food Bureau, Jiaozuo City, PRC.  In 1998, he became the Director of the Oil Reserve Department of Jiaozuo City.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

Effective as of the eleventh day after this Information Statement has been filed and distributed to shareholders, the resignation of Lisa Guise as a director of the Company will become effective and the sole remaining director, Hexi Feng, intends to appoint the individuals set forth in the table below as directors of the Company.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Hexi Feng	48	Director, President and Chief Executive Officer.

Chao He	29	Financial Controller

Ming Liu	36	Director

Joseph Levinson	34	Director

Hexi Feng, became our Chief Executive Officer, President and a director on February 11, 2011 and became the Chief Executive Officer, President and a Director of Agricorp on August 24, 2010. Mr. Feng has been the Chairman of the Board of Jiaozuo Yida Vegetable Oil Co., Ltd. (“Yida”), a PRC company that we indirectly control, since 2003. Mr. Feng is responsible for the formulation and deployment of the overall company strategy.  He has an undergraduate degree and over 16 years of related business experience and served in the PRC army as the monitor of the radio headquarters.  In 1984, he was appointed as the Deputy Secretary of the Food Bureau, Jiaozuo City, PRC.  In 1998, he became the Director of the Oil Reserve Department of Jiaozuo City.

Chao He became our Financial Controller on February 11, 2011 and became the Financial Controller of Agricorp in December 2010. For approximately one year prior to his employment with Agricorp, Mr. He was working as an analyst for the Shanghai office of Primary Capital, LLC, an investment and consulting firm in the U.S. During the period between April 2008 and January 2010, Mr. He was a financial analyst at Hella Shanghai General Electronic Co., Ltd. Prior to that, he served as a financial consultant at Marzars Group (Shanghai), an international financial consulting and advisory company, during July 2007 through April 2008. Mr. He graduated from Shanghai Maritime University in 2006 with a bachelor's degree in Accounting and Management. Mr. He is a certified member of the Association of International Accountants.

Ming Liu became a director of Agricorp on September 27, 2010. Since 2006, Mr. Liu has been a director of Sino-American Capital Group, LLC, an advisory firm based in the PRC which is engaged in developing business and financial relationships between the U.S. and China. From October 2006 to February 2007, Mr. Liu was the CEO of Ubrandit.com, a public company listed on the OTC BB. In February 2007, Ubrandit merged with Advanced Green Materials, a company based in Harbin, China.  From 2004 to 2005, Mr. Liu was a member of the Board and Corporate Secretary to Advanced Battery Technologies, Inc., a Delaware holding Company listed on NASDAQ under the symbol ABAT whose Chinese subsidiary, ZQ Power-Tech, is engaged in the development and manufacture of lithium-ion batteries.  From 2003 to 2004, Mr. Liu was Secretary to the Board of ZQ Power-Tech.  From 1999 until 2003, Mr. Liu was Vice President of Harbin Ridaxing Science and Technology Co., Ltd., a technology provider located in Harbin, China. Mr. Liu graduated from Zhangshan University in 1997 with a bachelor's degree in electronic engineering.

Joseph Levinson became a director of Agricorp on October 4, 2010. He has been a United States Certified Public Accountant for more than 14 years. He speaks, reads and writes Chinese fluently and has vast experience in China working with Chinese companies. He was previously a Manager in the banking practice of the New York office of Deloitte and Touche and was involved in numerous transactions involving complex financial structures. He also previously worked at KPMG in New York and Hong Kong. In the 1990s, Mr. Levinson served as an executive of Hong Kong Stock Exchange-listed China Strategic Holdings, where his major responsibilities included its subsidiary China Tire, one of the first Mainland Chinese companies to list on the NYSE. He is also the editor of Wall Street Guanxi: How Chinese Companies Can Maximize Their Value in the U.S. Capital Markets, a trade paperback published in Chinese by Beijing University Press in 2007. Mr. Levinson is currently serving as a director on the board of  China Solar & Clean Energy Solutions, Inc. (CSOL.OB).  Mr. Levinson graduated summa cum laude from the University at Buffalo in 1994 with a double major in accounting and finance.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We currently do not have standing audit, nominating or compensation committees.  Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees.  We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board of directors is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors.   The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Board Leadership Structure and Role in Risk Oversight

Our Board currently consists of two members: Lisa Guise, whose resignation as our director will take effect 11 days after the first mailing of this Information Statement, and Mr. Hexi Feng, who also serves as our sole executive officer.  We therefore do not have a separate lead director.  Our Board is responsible for overseeing risk management, and receives reports from our management periodically.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Company does not have any restrictions on shareholder nominations under its Articles of Incorporation or By-laws. The only restrictions are those applicable generally under Nevada corporate law and the rules promulgated by the Securities and Exchange Commission, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the co-extensive capacities served by Mr. Feng.

Meetings of the Board of Directors

During the fiscal year ended December 31, 2010, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

Presently, except for Hexi Feng, none of the Company's current or resigning officers has received or will receive any compensation for services rendered unto the Company. They all agreed to act without compensation until authorized by the Board of Directors. The Company has not entered into any employment agreements with our executive officers or other employees to date.

The following table sets forth information concerning cash and non cash compensation paid by Agricorp and its subsidiaries to its chief Executive Officer in 2009 and 2010. No executive officer received compensation in excess of $100,000 for either fiscal 2010 or fiscal 2009.

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Hexi Feng, CEO	12/31/2010	$40,000	-	—	—	—	—	—	$40,000
Hexi Feng, CEO	12/31/2009	$0	$46,153	—	—	—	—	—	$46,153

Director Compensation

Except as set forth below, none of the Company's current directors has received or will receive any compensation for services rendered unto the Company.

Mr. Joseph Levinson, currently a director of Agricorp and a candidate for our Board, is entitled to an annual retainer of $60,000 with $5,000 to be paid at the beginning of each month pursuant to certain Independent Director Agreement with Agricorp dated October 15, 2010. In addition, Mr. Levinson will receive 10,000 shares of the common stock of Agricorp at the first, second and third anniversary of his service as a director of Agricorp. In the fiscal year ended December 31, 2010, Mr. Levinson has received $5,000 from Agricorp as his compensation. The compensation for his potential directorship in the Company is under negotiation.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended September 30, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2010. No equity awards were made during the fiscal year ended December 31, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2010.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2010, we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of Telstar common stock as of  February 11, 2011 (i) by each person who is known by us to beneficially own more than 5% of Telstar Common Stock; (ii) by each of the officers and directors of Telstar; and (iii) by all of officers and directors of Telstar as a group.

Address of Beneficial Owner (1)	Positions with the Company	Title of Class	Amount and Nature of Beneficial Ownership (2)	Percent of Class (2)
Officers and Directors
Hexi Feng	Director and CEO	Common Stock, $0.0001 par value	0 (3)	-

Lisa Guise 36 Mclean Street Red Bank, NJ 07701	Director	Common Stock, $0.0001 par value	0	-

All officers and directors as a group (2 persons named above)		Common Stock, $0.0001 par value	0 (3)	-

5% Securities Holders
Sky Harmony Ecological Technology Limited	Common Stock, $0.0001 par value	7,473,808 (4)(5)	83.0%

Chris Bickel	Common Stock, $0.0001 par value	467,299	5.2%

Primary Capital, LLC 80 Wall Street, 5th Floor New York, New York 10005	Common Stock, $.0001 par value	612,965	6.8%

(1)  Unless otherwise provided, the address of each person is Fengshou Road West, Jiefang District, Jiaozuo, Henan Province, PRC 454000.

(2)  Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percent of class has also been determined in accordance with rules of the Commission. For purposes of computing such percentage, as of February 11, 2011, there were 9,004,593 shares of Telstar Common Stock outstanding.

(3)  Pursuant to a Call Option Agreement, dated as of August 26, 2010 between Hexi Feng and Sky Harmony Ecological Technology Limited (“Sky Harmony”), as amended, Mr. Feng has been granted an option, subject to the satisfaction of certain conditions, to purchase from Sky Harmony over the course of approximately two years for $.0001 per share an aggregate of 7,070,972shares of Telstar Common Stock. The option is not currently exercisable.

(4) Pursuant to certain Call Option Agreements, as amended, between Sky Harmony and the following persons, each of the following persons has been granted an option, subject to the satisfaction of certain conditions, to purchase from Sky Harmony over the course of approximately two years for $.0001 per share, the total number of shares of Telstar Common Stock held by Sky Harmony set forth after the name of the person:  Hexi Feng – 7,070,972; Baozhong Zhao – 57,548; Jun Xu – 57,548; Suozeng Chen – 57,548; Suping Wang – 57,548; Tianxiang Zhang – 57,548; Xiaofang Xie – 57,548; and Zhenxing Zhang – 57,548. The conditions and the percentage of the total number of shares subject to the option that would vest upon satisfaction of the condition are as follows:

•	entry by Mr. Hexi Feng and Telstar into a binding employment agreement for a term of not less than five years for Mr. Feng to serve as an officer of Telstar – 25%

•
Telstar and its subsidiaries achieving not less than $5,000,000 in total gross revenue, as determined under United States Generally Accepted Accounting Principles consistently applied (“US GAAP”) for the fiscal year ending December 31, 2010;  – 25%

•	Telstar and its subsidiaries achieving not less than $7,000,000 in total gross revenue, as determined under US GAAP, for the fiscal year ending December 31, 2011; – 25%

•	Telstar and its subsidiaries achieving not less than $5,000,000 in total gross revenue, as determined under US GAAP, for the six months ending June 30, 2012. – 25%

(5)  Sky Harmony has deposited 7,473,808 shares of Telstar common stock with Robert Brantl, Esq., as collateral agent under a Stock Pledge Agreement dated as of August 26, 2010 between Agricorp, Sky Harmony and certain investors, as amended.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a).  Below is the information with respect to failures of directors, officers and/or beneficial owners of more than ten percent of any class of equity securities of the Company to timely file reports under Section 16(a):

Name	Date of Reporting Event	Required Filing Date	Date of Filing
Charles Calello	5/26/2010	5/27/2010	06/02/2010
Lisa Guise	11/15/2010	11/16/2010	12/06/2010
Lisa Guise	02/11/2011	02/14/2011	To be filed

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of December 31, 2009, Agricorp has a loan receivable due from Hexi Feng, the President and Chief Executive Officer of the Company for $193,192 consisting of an advance of $68,235 for the purchase of raw materials and a loan of $124,957 to pay new production line equipment deposits. The loan was non-interest bearing and had no fixed repayment terms. The loan was repaid in 2010.  As of September 30, 2010, Agricorp also had a related party payable to Mr. Feng of $470,467 for funds advanced to purchase raw materials. The payable is non-interest bearing and has no fixed re-payment term.

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN TELSTAR, INC.

	By:	/s/ Hexi Feng
Name: Hexi Feng
Title: Chief Executive Officer
Dated: February 28, 2011